Spicy Pickle Franchising, Inc.
90 Madison Street, Suite 700
Denver, Colorado 80206

January 23, 2007

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spicy Pickle Franchising, Inc.
Registration Statement on Form SB-2 File No. 333- 138228

Ladies and Gentlemen:

Spicy Pickle Franchising, Inc. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form SB-2 to become effective on January 24, 2006 at 4pm Washington, D.C. time or as soon thereafter as is practicable.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Arnold Tinter
Arnold Tinter
Chief Financial Officer